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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /X/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /X/

        This report on Form 6-K contains a press release dated April 3, 2002 announcing RESOLUTIONS PASSED BY SONERA'S ANNUAL GENERAL MEETING.

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

April 3, 2002, 5.05 p.m.

RESOLUTIONS PASSED BY SONERA'S ANNUAL GENERAL MEETING

        The Annual General Meeting of Sonera Corporation held on April 3, 2002 adopted the income statement and the balance sheet, and the consolidated income statement and balance sheet, and discharged the members of the Board of Directors and the President & CEO from liability.

        In accordance with the proposal made by the Board of Directors, the Annual General Meeting resolved that no dividend be paid for the year 2001.

        In accordance with the proposal made by the Nomination Committee, Tapio Hintikka was elected Chairman of Sonera Corporation's Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected other members of the Board of Directors.

        The Annual General Meeting resolved that EUR 6,250 be paid to the Chairman, EUR 4,000 to the Vice Chairman and EUR 3,500 to the other members of the Board of Directors as a monthly remuneration during the following term of office. The remuneration will be paid monthly starting from April 1, 2002. No separate meeting fee will be paid.

        As the Company's auditors were elected KPMG Wideri Oy Ab, Authorized Public Accountants, with Solveig Törnroos-Huhtamäki as the responsible auditor, and Jorma Heikkinen, Authorized Public Accountant.

        The Annual General Meeting authorized the Board of Directors to decide on the repurchase of a maximum of 2,000,000 of the Company's own shares in accordance with the Board's proposal. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until April 2, 2003.

        The Annual General Meeting authorized the Board of Directors to decide on the reissuance of a maximum of 2,550,000 of the Company's own shares in accordance with the Board's proposal. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until April 2, 2003.

        In addition, the Annual General Meeting authorized the Board of Directors to make charitable donations for up to EUR 100,000 within one year of the resolution of the Annual General Meeting, i.e. until April 2, 2003.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications & IR

For further information, please contact:
Jari Jaakkola, Executive Vice President, Corporate Communications & IR
tel. +358 2040 54005
e-mail: jari.jaakkola@sonera.com

Distribution:
HEX Helsinki Exchanges
Major media

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 10,000 people. www.sonera.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE April 3, 2002, 5.05 p.m. RESOLUTIONS PASSED BY SONERA'S ANNUAL GENERAL MEETING
SIGNATURES